Exhibit 99.1

Acquity Group Limited Reports Results for Fourth Quarter

and Twelve Months Ended December 31, 2012

— Twelve Months Revenues up 32.2% to $141.0 Million —

— Twelve Months IFRS Operating Profit up 31.2% to $20.8 Million —

Chicago, March 20, 2013 - Acquity Group Limited (“Acquity Group” or the “Company”) (NYSE MKT: AQ) today reported the following financial results for the fourth quarter and twelve months ended December 31, 2012.

Financial highlights for the three month period ended December 31, 2012, compared to the three month period ended December 31, 2011

•                  Revenues increased by $3.2 million, or 10.3%, to $33.8 million, compared to $30.6 million for the three month period ended December 31, 2011.

•                  IFRS operating profit was $3.1 million, or 9.1% of revenues, compared to $4.1 million, or 13.5% of revenues, for the three month period ended December 31, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets was $3.7 million, or 11.0% of revenues, compared to $5.1 million, or 16.8% of revenues, for the three month period ended December 31, 2011. Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details for all non-IFRS financial measures.

•                  We reported an impairment loss of $7.0 million related to our investments in two associate companies.

•                  IFRS profit/(loss) attributable to equity holders of the Company was $(4.9) million, or $(0.21) per American depositary share (“ADS”), compared to $1.8 million, or $0.10 per ADS, for the three month period ended December 31, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company was $1.9 million, or $0.08 per ADS, compared to $2.6 million, or $0.14 per ADS, for the three month period ended December 31, 2011.

•                  Non-IFRS adjusted EBITDA was $4.4 million for the three month period ended December 31, 2012, compared to $5.7 million for the three month period ended December 31, 2011.

•                  As of December 31, 2012, the Company had unrestricted cash and cash equivalents of $36.5 million.

Financial highlights for the twelve month period ended December 31, 2012, compared to the twelve month period ended December 31, 2011

•                  Revenues increased by $34.3 million, or 32.2%, to $141.0 million, compared to $106.7 million for the twelve month period ended December 31, 2011.

•                  IFRS operating profit increased by $5.0 million, or 31.2%, to $20.8 million, or 14.7% of revenues, compared to $15.8 million, or 14.8% of revenues, for the twelve month period ended December 31, 2011.

•                  IFRS operating profit, excluding costs associated with our recent initial public offering and amortization of purchased intangible assets, increased by $5.9 million, or 30.1%, to $25.5 million, or 18.0% of revenues, compared to $19.6 million, or 18.3% of revenues, for the twelve month period ended December 31, 2011.

•                  We reported an impairment loss of $7.0 million related to our investments in two associate companies.

•                  IFRS profit attributable to equity holders of the Company was $3.3 million, or $0.15 per ADS, compared to $8.6 million, or $0.46 per ADS, for the twelve month period ended December 31, 2011.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company increased by $1.9 million, or 17.3%, to $13.3 million, or $0.61 per ADS, compared to $11.4 million, or $0.61 per ADS, for the twelve month period ended December 31, 2011.

•                  Non-IFRS adjusted EBITDA increased by $6.5 million, or 30.8%, to $27.8 million for the twelve month period ended December 31, 2012, compared to $21.3 million for the twelve month period ended December 31, 2011.

“We grew the business substantially in 2012 amidst uncertain macro-economic conditions in the second half of the year,” said Christopher Dalton, Chief Executive Officer of Acquity Group.  “While our fourth quarter performance was impacted by these challenging conditions, we are seeing positive trends as we close the first quarter that are supporting our objectives for 2013.”

Mr. Dalton added, “We are entering the new year with improvements in our corporate structure that will keep us focused on our core business, three new markets in Ottawa, Toronto and Atlanta along with new senior talent with a significant depth of experience, a strong business strategy, pipeline and value proposition driving our long-term growth.”

Fourth Quarter 2012 Financial Results

Three months ended December 31, 2012 compared to three months ended December 31, 2011

Revenues increased by $3.2 million, or 10.3%, to $33.8 million for the three month period ended December 31, 2012, from $30.6 million for the three month period ended December 31, 2011.  Revenues continued to grow due to strong demand seen in the market place for the Company’s expertise and focused approach to delivering customer value.

Cost of revenues increased by $2.4 million to $20.1 million for the three month period ended December 31, 2012, from $17.7 million for the three month period ended December 31, 2011, which was primarily driven by continued organic growth of our staff to accommodate the demand for our services.  These costs increased as a percentage of revenues to 59.5% for the three month period ended December 31, 2012, from 57.9% for the three month period ended December 31, 2011.

Selling and marketing expenses increased by $0.5 million to $2.6 million for the three month period ended December 31, 2012, from $2.1 million for the three month period ended December 31, 2011.  These costs increased as a percentage of revenues to 7.7% for the three month period ended December 31, 2012, from 6.9% for the three month period ended December 31, 2011.  This result was due to continued investment in business development as we plan for continued growth.

Administrative expenses increased by $1.7 million to $8.0 million for the three month period ended December 31, 2012, from $6.3 million for the three month period ended December 31, 2011.  These costs increased as a percentage of revenues to 23.8% for the three month period ended December 31, 2012, from 20.5% for the three month period ended December 31, 2011.  The increase was primarily due to an increase in operations headcount in order to support the planned growth of our business.

Equity in losses of associate companies, prior to the impairment of associate companies, was $0.2 million for the three month period ended December 31, 2012, compared to $0.5 million for the three month period ended December 31, 2011.

Impairment losses related to our investments in two associate companies were $7.0 million for the three month period ended December 31, 2012. In the fourth quarter, the board of directors, based on continued operational losses at the two associate companies and significant uncertainty in the respective business plans, determined to pursue strategic alternatives with these investments. As part of these considerations, the Company believed that indicators of the investment impairment were present. For the Huaren Commercial Trading, Co. business, the Company engaged an independent valuation firm to determine the fair value of its investment. Based on the results of this valuation, the Company reduced the carrying value of its investment to zero and recorded a $6.3 million impairment loss. For Digital Li-Ning Company Limited, the Company carried out a net realizable value analysis based on a liquidation scenario and recorded an impairment loss of $0.7 million, based on the difference between the carrying amount of investment and the expected net realizable value of $0.2 million.

Income tax expense was $1.4 million and $1.9 million for the three month periods ended December 31, 2012 and 2011, respectively.  Excluding the effect of the impairment losses on associate companies in 2012, our effective tax rate was 48.9% and 53.3% for the three month periods ended December 31, 2012 and 2011, respectively.

Twelve months ended December 31, 2012 compared to twelve months ended December 31, 2011

Revenues increased by $34.3 million, or 32.2%, to $141.0 million for the twelve month period ended December 31, 2012, from $106.7 million for the twelve month period ended December 31, 2011.  Revenues increased as a result of our continued focus on being one of the best providers in Brand eCommerce™ and Digital Marketing service capabilities and our ability to continue to secure new accounts that are committed to the digital channel.

Cost of revenues increased by $18.6 million to $79.1 million for the twelve month period ended December 31, 2012, from $60.5 million for the twelve month period ended December 31, 2011, which was primarily driven by organic growth of our staff to accommodate the demand for our services.  These costs decreased as a percentage of revenues to 56.1% for the twelve month period ended December 31, 2012, from 56.8% for the twelve month period ended December 31, 2011.

Selling and marketing expenses increased by $1.6 million to $9.4 million for the twelve month period ended December 31, 2012, from $7.8 million for the twelve month period ended December 31, 2011. These costs decreased as a percentage of revenues to 6.7% for the twelve month period ended December 31, 2012, from 7.3% for the twelve month period ended December 31, 2011. This improvement as a percentage of revenues was the result of leveraging our sales force.

Administrative expenses increased by $8.3 million to $29.6 million for the twelve month period ended December 31, 2012, from $21.3 million for the twelve month period ended December 31, 2011. These costs were 21.0% and 20.0% of revenues for the twelve month periods ended December 31, 2012 and 2011, respectively. The increase as a percentage of revenues was primarily due to an increase in operations headcount in order to support the overall growth and strategic initiatives of our business.

Equity in losses of associate companies was $1.4 million for the twelve month period ended December 31, 2012, compared to $1.0 million for the twelve month period ended December 31, 2011.

Impairment losses related to our investments in two associate companies was $7.0 million for the twelve month period ended December 31, 2012 as discussed above.

Income tax expense was $9.9 million and $6.5 million for the twelve month periods ended December 31, 2012 and 2011, respectively.  Excluding the effect of the impairment losses on associate companies in 2012, our effective tax rate was 50.9% and 43.7% for the twelve month periods ended December 31, 2012 and 2011, respectively.  The increase for the twelve month period ended December 31, 2012, compared to the twelve month period ended December 31, 2011 was primarily attributable to the impact of non-deductible costs related to our initial public offering (“IPO”) and losses from non-U.S. operations for which no tax benefit was available.

First Quarter 2013 Outlook

The Company currently expects the following financial results for the first quarter of 2013:

•                  Revenues are expected to be at or above $33.5 million; and

•                  IFRS operating profit margin, excluding amortization of purchased intangible assets, is expected to be at or above 7.5%.

Webcast and Conference Call

A conference call and webcast have been scheduled for 4:30 p.m. EDT today to discuss these results. Details of the conference call are as follows:

Date:	Wednesday, March 20, 2013
Time:	4:30 p.m. EDT (please dial in by 4:15 p.m.)
Dial-In #:	(800) 901-5241 U.S. & Canada
+1(617) 786-2963 International
Confirmation code:	23348258

Alternatively, the conference call will be available via webcast at www.acquitygroup.com by clicking on the “Investors” tab.

Non-IFRS Financial Measures

Acquity Group provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the Company’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company’s business and evaluating its performance. The Company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude interest, income tax provisions, depreciation and amortization, costs associated with its initial public offering, equity in losses of its associates, acquisition costs and other related charges, among other costs. Consequently, Acquity Group’s non-IFRS financial measures should not be evaluated in isolation or as a substitute for IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. In particular, the section entitled “First Quarter 2013 Outlook” in this announcement consists of forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Registration Statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Acquity Group Limited

Acquity Group Limited is a leading Brand eCommerce™ and Digital Marketing company that leverages the Internet, mobile devices and social media to enhance its clients’ brands and e-commerce performance. It is the digital agency of record for a number of well-known global brands in multiple industries. Acquity Group Limited has served more than 600 companies and their global brands through thirteen offices in North America. For more information about Acquity Group Limited, visit www.acquitygroup.com.

Investor Relations Contact

Jessica Barist Cohen
Ogilvy Financial, New York
Phone: (646)460-9989
E-mail: aq@ogilvy.com

Acquity Group Limited

Consolidated Statements of Comprehensive Income - Unaudited

(Amounts in thousands, except per share data)

	Three Month Periods Ended				Twelve Month Periods Ended
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011

Revenues	$33,788	100.0%	$30,641	100.0%	$141,011	100.0%	$106,655	100.0%
Cost of revenues	20,088	59.5%	17,730	57.9%	79,148	56.1%	60,543	56.8%
Gross profit	13,700	40.5%	12,911	42.1%	61,863	43.9%	46,112	43.2%

Selling and marketing expenses	2,601	7.7%	2,125	6.9%	9,401	6.7%	7,750	7.3%
Administrative expenses	8,040	23.8%	6,292	20.5%	29,590	21.0%	21,336	20.0%
Costs associated with initial public offering	—	0.0%	354	1.2%	2,120	1.5%	1,207	1.1%
Operating profit	3,059	9.1%	4,140	13.5%	20,752	14.7%	15,819	14.8%

Other non-operating expense	(2)	0.0%	—	0.0%	(2)	(0.0)%	—	0.0%
Finance income/(costs), net	6	0.0%	(7)	(0.0)%	15	0.0%	26	0.0%
Equity in losses of associates	(173)	-0.5%	(508)	(1.7)%	(1,388)	(1.0)%	(1,038)	(1.0)%
Impairment losses in associates	(6,970)	-20.6%	—	0.0%	(6,970)	(4.9)%	—	0.0%
Profit/(loss) before tax	(4,080)	-12.1%	3,625	11.8%	12,407	8.8%	14,807	13.9%

Income tax expense	1,413	4.2%	1,932	6.3%	9,870	7.0%	6,472	6.1%
Profit/(loss)	$(5,493)	-16.3%	$1,693	5.5%	$2,537	1.8%	$8,335	7.8%

Profit/(loss) attributable to:
Equity holders of the Company	$(4,922)	-14.6%	$1,804	5.9%	$3,254	2.3%	$8,607	8.1%
Non-controlling interests	(571)	-1.7%	(111)	(0.4)%	(717)	(0.5)%	(272)	(0.3)%
Profit/(loss)	$(5,493)	-16.3%	$1,693	5.5%	$2,537	1.8%	$8,335	7.8%

Other comprehensive income:
Profit/(loss)	$(5,493)	-16.3%	$1,693	5.5%	$2,537	1.8%	$8,335	7.8%
Currency translation differences	15	0.0%	29	0.1%	(96)	(0.1)%	102	0.1%
Comprehensive profit/(loss)	$(5,478)	-16.2%	$1,722	5.6%	$2,441	1.7%	$8,437	7.9%

Total comprehensive profit/(loss) attributable to:
Equity holders of the Company	$(4,879)	-14.4%	$1,827	6.0%	$3,186	2.3%	$8,675	8.1%
Non-controlling interests	(599)	-1.8%	(105)	(0.3)%	(745)	(0.5)%	(238)	(0.2)%
Comprehensive profit/(loss)	$(5,478)	-16.2%	$1,722	5.6%	$2,441	1.7%	$8,437	7.9%

Profit/(loss) per share attributable to equity holders of the Company:
American depositary shares (1)	$(0.21)		$0.10		$0.15		$0.46
Ordinary shares	$(0.10)		$0.05		$0.07		$0.23

Shares used in computing profit per share:
American depositary shares (1)	23,516.4		18,738.6		21,989.1		18,738.6
Ordinary shares	47,032.8		37,477.3		43,978.2		37,477.3

(1)         On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.”  Pursuant to our registration statement filed with the U.S. Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding.

Acquity Group Limited

Consolidated Statements of Financial Position - Unaudited

(Amounts in thousands)

	December 31, 2012	December 31, 2011
Assets
Non-current assets:
Property and equipment, net	$5,872	$3,648
Intangible assets	23,849	26,428
Other non-current assets	87	74
Investment in associates	189	3,887
Deferred tax assets	5,985	4,521
	35,982	38,558
Current assets:
Trade receivables	26,641	19,906
Unbilled receivables	9,865	8,056
Due from customers under fixed-price contracts	62	456
Prepayments and other receivables	1,852	3,186
Restricted cash	—	2,600
Cash and cash equivalents	36,454	6,875
	74,874	41,079
Total assets	$110,856	$79,637

Equity and liabilities
Equity:
Issued capital	$5	$4
Capital reserve	96,577	71,030
Other comprehensive income	—	68
Retained profit/(loss)	(4,159)	(7,413)
Equity attributable to equity holders of the Company	92,423	63,689
Non-controlling interests	—	745
Total equity	92,423	64,434

Non-current liabilities:
Other non-current liabilities	6,590	5,379
	6,590	5,379
Current liabilities:
Trade payables	2,343	1,589
Other payables and accruals	8,508	8,159
Due to customers under fixed-price contracts	154	41
Accrued income taxes	838	35
	11,843	9,824
Total liabilities	18,433	15,203
Total equity and liabilities	$110,856	$79,637

Acquity Group Limited

Consolidated Statements of Changes in Equity - Unaudited

(Amounts in thousands)

	Issued capital	Capital reserve	Other comprehensive income	Retained profit/ (losses)	Equity attributable to equity holders of Company	Non-controlling interests	Total equity

As of 1 January 2011	$4	$71,030	$—	$(16,020)	$55,014	$983	$55,997
Profit/(loss) for the period	—	—	—	8,607	8,607	(272)	8,335
Other comprehensive income	—	—	68	—	68	34	102
Total for the period	—	—	68	8,607	8,675	(238)	8,437
As of 31 December 2011	$4	$71,030	$68	$(7,413)	$63,689	$745	$64,434
Profit/(loss) for the period	—	—	—	3,254	3,254	(717)	2,537
Other comprehensive income	—	—	(68)	—	(68)	(28)	(96)
Issuance of American depositary shares (1)	1	28,666	—	—	28,667	—	28,667
American depositary shares offering costs (1)	—	(3,119)	—	—	(3,119)	—	(3,119)
Total for the period	1	25,547	(68)	3,254	28,734	(745)	27,989
As of 31 December 2012	$5	$96,577	$—	$(4,159)	$92,423	$—	$92,423

(1)         During the three month period ended June 30, 2012, the Company recorded an additional issued capital and capital reserve related to the issuance of the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012, and was offset by costs associated with the IPO in accordance with IFRS rules.

Acquity Group Limited

Consolidated Statements of Cash Flows - Unaudited

(Amounts in thousands)

	Twelve Month Periods Ended
	December 31, 2012	December 31, 2011
Operating activities:
Profit before tax	$12,407	$14,807
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Non-cash:
Depreciation of property and equipment	2,200	1,436
Amortization of intangible assets and straight-line rent	2,650	2,592
Impairment losses in associates	6,970	—
Impairment loss of trade receivables	271	21
Finance costs, net	(15)	(26)
Other	2	—
Equity in losses of associates	1,388	1,038
Working capital adjustments:
Trade receivables and unbilled receivables	(8,815)	(10,542)
Due from customers under fixed-price contracts	394	451
Prepayment and other receivables	(172)	(646)
Trade payables	754	447
Other payables and accruals	428	2,736
Due to customers under fixed-price contracts	113	41
Other non-current assets	(13)	(18)
Other non-current liabilities	—	66
Interest received	—	87
Income tax paid	(8,594)	(7,828)
Net cash flows generated from operating activities	9,968	4,662

Investing activities:
Purchase of property and equipment	(4,424)	(2,388)
Purchase of intangible assets	—	(158)
(Increase)/decrease in restricted cash	2,600	(2,600)
Investment in associates	(4,762)	(4,822)
Loan to associate	—	(247)
Net cash flows used in investing activities	(6,586)	(10,215)

Financing activities:
Proceeds from issuance of American depositary shares	28,667	—
Payment of costs associated with initial public offering	(2,470)	—
Net cash flows generated from financing activities	26,197	—

Net increase/(decrease) in cash and cash equivalents	29,579	(5,553)

Cash and cash equivalents at the beginning of the period	6,875	12,428
Cash and cash equivalents at the end of the period	$36,454	$6,875

Acquity Group Limited

Reconciliation of Non-IFRS Financial Measures to IFRS Profit - Unaudited (1)

(Amounts in thousands, except per share data)

	Three Month Periods Ended		Twelve Month Periods Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

IFRS profit/(loss) attributable to equity holders, as reported	$(4,922)	$1,804	$3,254	$8,607
Finance costs, net	(6)	7	(15)	(26)
Income tax expense	1,413	1,932	9,870	6,472
Depreciation and amortization:
Property and equipment	647	429	2,200	1,436
Intangible assets	644	645	2,579	2,533
Costs associated with initial public offering (2)	—	354	2,120	1,207
Equity in losses of associates	173	508	1,388	1,038
Impairment losses in associates attributable to equity holders	6,426	—	6,426	—
Non-IFRS adjusted EBITDA	$4,375	$5,679	$27,822	$21,267

	Three Month Periods Ended		Twelve Month Periods Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

IFRS operating profit, as reported	$3,059	$4,140	$20,752	$15,819
Costs associated with initial public offering (2)	—	354	2,120	1,207
Amortization of intangible assets	644	645	2,579	2,533
Non-IFRS operating profit	$3,703	$5,139	$25,451	$19,559

	Three Month Periods Ended		Twelve Month Periods Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

IFRS profit/(loss) attributable to equity holders, as reported	$(4,922)	$1,804	$3,254	$8,607
Costs associated with initial public offering (2)	—	354	2,120	1,207
Amortization of intangible assets, net of tax	380	393	1,522	1,545
Impairment losses in associates attributable to equity holders	6,426	—	6,426	—
Non-IFRS adjusted profit	$1,884	$2,551	$13,322	$11,359

Adjusted profit per share attributable to equity holders of the Company:
American depositary shares (3)	$0.08	$0.14	$0.61	$0.61
Ordinary shares	$0.04	$0.07	$0.30	$0.30

Shares used in computing profit per share:
American depositary shares (3)	23,516.4	18,738.6	21,989.1	18,738.6
Ordinary shares	47,032.8	37,477.3	43,978.2	37,477.3

(1)         The Company includes these adjusted calculations for the three and twelve month periods ended December 31, 2012 and December 31, 2011 because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Accordingly, the Company believes that the presentation of this analysis, when used in conjunction with IFRS financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for profit/(loss) prepared in accordance with IFRS. This analysis, as well as the other information in this press release, should be read in conjunction with the Company’s financial statements and related footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

(2)         The three and twelve month periods ended December 31, 2012 and December 31, 2011 include costs associated with the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012. The Company recorded this charge in accordance with IFRS rules, which allow the Company to (1) fully capitalize costs directly attributable to the IPO and (2) capitalize a portion of costs indirectly attributable to the IPO, based on the size of the offering.

(3)         On May 2, 2012, the Company completed the initial public offering of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the Securities and Exchange Commission, each American depositary share presented in the Reconciliation of Non-IFRS Financial Measures to IFRS Profit represents two ordinary shares outstanding.